UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 17, 2025 (July 16, 2025)

CANTOR EQUITY PARTNERS I, INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42464	98-1576503
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

110 East 59th Street

New York, NY 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 938-5000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	CEPO	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure

On July 17, 2025, Cantor Equity Partners I, Inc., a Cayman Islands exempt company (“CEPO”), and BSTR Holdings, Inc., a Delaware corporation (“Pubco”), issued a press release announcing that they had entered into a Business Combination Agreement (the “Business Combination Agreement”), dated as of July 16, 2025, with BSTR Intermediate, a Cayman Islands exempted company (“CEPO Merger Sub”), BSTR Holdings (Cayman), a Cayman Islands exempted company (the “Seller”), BSTR Newco, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Seller (“Newco”), PEMS Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO (“CEPO Subsidiary A”), PEMS Sub B, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary A (“CEPO Subsidiary B”) and PEMS Merger Sub C, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary B (“Newco Merger Sub”). A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated thereby, (a) CEPO will merge with and into CEPO Merger Sub, with CEPO Merger Sub continuing as the surviving entity (the “CEPO Merger”), and with CEPO shareholders (i) holding Class B ordinary shares, par value $0.0001 per share, of CEPO (“Class B ordinary shares”), receiving one Class A ordinary share, par value $0.0001 per share, of CEPO (the “Class A ordinary shares”) for each Class B ordinary share held by such shareholder immediately prior to the CEPO Merger, and (ii) receiving one share of Class A common stock, par value $0.01 per share, of Pubco (“Pubco Class A Stock”) for each Class A ordinary share held by such shareholder at the time of the CEPO Merger, and (b) at least two (2) hours after the CEPO Merger, Newco Merger Sub will merge with and into Newco, with Newco continuing as the surviving company (the “Newco Merger”, and together with the CEPO Merger, the “Mergers”), and with (i) the Seller receiving shares of Pubco Class A Stock and Class B common stock, par value $0.01 per share, of Pubco in exchange for its membership interests in Newco (the “Newco Interests”), and (ii) the Bitcoin Equity PIPE Investors (as defined below) converting their Newco Interests into non-voting units of Newco (the “Newco Exchange Interests”), which Newco Exchange Interests shall be exchangeable for an equal number of shares of Pubco Class A common stock or at Pubco’s election, the cash equivalent. As a result of the Mergers and the other transactions contemplated by the Business Combination Agreement (the “Business Combination”), CEPO Merger Sub will become a wholly owned subsidiary of Pubco, CEPO Subsidiary B will become the managing member of Newco, and Pubco will become a publicly traded company. Pursuant to a Contribution Agreement, dated July 16, 2025, between Newco and the Seller, the Seller has agreed to contribute to Newco 25,000 Bitcoin immediately prior to the closing of the Newco Merger.

Contemporaneously with the execution of the Business Combination Agreement, (a) certain investors (the “Convertible Note Investors”) have agreed to make a private investment in Pubco by purchasing convertible notes (“Convertible Notes”) with an aggregate principal amount of $500 million (the “Initial Convertible Notes PIPE”), pursuant to subscription agreements for the Convertible Notes PIPE entered into with CEPO and Pubco (the “Convertible Notes Subscription Agreements”), (b) certain investors (the “Convertible Preferred Investors”) have agreed to make a private investment in Pubco by purchasing shares of Pubco’s 7.00% perpetual convertible preferred stock (the “Preferred Stock”) in an aggregate principal amount of $30 million pursuant to a certificate of designations (the “Certificate of Designations”), for a purchase price of $85.00 per share, on the terms set forth in the Certificate of Designations (the “Preferred Stock PIPE”), (c) certain investors (the “CEPO Equity PIPE Investors”) have agreed to make a private investment in CEPO by purchasing Class A ordinary shares in the aggregate amount of $400 million for $10.00 per share, payable in cash (“CEPO Equity PIPE”), pursuant to subscription agreements for the CEPO Equity PIPE entered into with CEPO and Pubco, and (d) certain investors (the “Bitcoin Equity PIPE Investors”) have agreed to make a private investment in either CEPO or Newco by purchasing either Class A ordinary shares or Newco Interests in exchange for 5,021 Bitcoin in the aggregate (the “Bitcoin Equity PIPE”), pursuant to subscription agreements for the Bitcoin Equity PIPE entered into with CEPO, Pubco and, as applicable, Newco. The number of Class A ordinary shares or Newco Interests to be issued in exchange for Bitcoin will equal the U.S. dollar price of one Bitcoin as determined by the average of the CME CF Bitcoin Reference Rate - New York Variant for the ten-day period ending two calendar days prior to the Closing Date, multiplied by the number of Bitcoin contributed by such investor, and then divided by $10.00.

Pubco has also granted the Convertible Note Investors options to purchase (i) additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within fifteen (15) days following the date of the Convertible Notes Subscription Agreements (the “First Option”), (ii) additional Convertible Notes in an aggregate principal amount of up to $125 million, exercisable within thirty (30) days following the date of the Convertible Notes Subscription Agreements (the “Second Option”, and together with the First Option, the “Convertible Notes Option”, and together with the Initial Convertible Notes PIPE, the “Convertible Notes PIPE”), and (iii) Preferred Stock in an aggregate amount of up to $320 million, exercisable within thirty (30) days following the date of the Convertible Notes Subscription Agreements (the “Preferred Stock Option”, and together with the Convertible Notes PIPE, the CEPO Equity PIPE, the Bitcoin Equity PIPE and the Preferred Stock PIPE, the “PIPE Investments” and, together with the Business Combination, the “Proposed Transactions”).

Simultaneously with the execution of the BCA, Pubco, CEPO and Cantor EP Holdings I, LLC, a Delaware limited liability company (the “Sponsor”), also entered into a Sponsor Support Agreement pursuant to which the Sponsor, among other things, agreed to vote its Class A ordinary shares and Class B ordinary shares in favor of the adoption and approval of the Business Combination Agreement and the transactions contemplated thereby.

The net proceeds from the PIPE Investments and any cash remaining in the trust account of CEPO will be used to purchase Bitcoin, pay transaction expenses and otherwise for working capital and general corporate purposes.

Attached as Exhibit 99.2 and incorporated into this Item 7.01 by reference herein is the investor presentation for the PIPE Investments, which investor presentation will be used by CEPO, Pubco and Newco with respect to the Proposed Transactions.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of CEPO under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibits 99.1 or 99.2.

Additional Information and Where to Find It

Pubco and Newco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CEPO and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Proposed Transactions. The definitive proxy statement and other relevant documents will be mailed to shareholders of CEPO as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. CEPO and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This Current Report on Form 8-K (this “Report”) does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEPO AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEPO’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEPO, NEWCO, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEPO and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners I, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to BSTR Holdings, Inc. , via email at bstr@blockstreamcapitalpartners.com , respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and the Preferred Stock to be issued by Pubco, the Class A ordinary shares to be issued in the CEPO Equity PIPE by CEPO and the Newco Interests to be issued by Newco have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEPO, Pubco, Newco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from CEPO’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of CEPO’s securities are, or will be, contained in CEPO’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEPO’s shareholders in connection with the Business Combination, including the names and interests of Newco and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by Pubco and Newco with the SEC. Investors and security holders may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

The information contained in this Report is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEPO, Newco or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Proposed Transactions, including, expectations, hopes, beliefs, intentions, plans, prospects, financial results, strategies and other statements relating to CEPO, Pubco, Newco and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets held by Newco, the price and volatility of Bitcoin, the future supply of and demand for Bitcoin, Bitcoin’s growing prominence as a digital asset and as the foundation of a new monetary system, Bitcoin’s ability to hedge inflation and economic uncertainty, Pubco's listing on an applicable securities exchange, the economic conditions surrounding Bitcoin, Pubco’s planned business strategy including Pubco's ability to grow its shareholders’ ownership of Bitcoin over time, generate Bitcoin yield, partner with Bitcoin technology companies and produce and provide Bitcoin-related advisory and other services, Pubco’s ability to catalyze the fusion of Bitcoin into finance and capital markets, Pubco’s ability to access legacy Bitcoin investors, any projected outcomes or expectations of crypto treasury strategies or businesses, expectations of Bitcoin to perform as a superior treasury asset, Pubco’s plans and use of proceeds, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors relating to participation in the PIPE Investments or any future securities resulting from any Proposed Transactions, any pro forma values associated with any Proposed Transactions or with Pubco, any proposed transaction structures and offering terms, plans and expectations for Bitcoin adoption, value creation, investor benefits and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, any expected benefits, future scaling and efficiency upgrades associated with Bitcoin and any expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEPO’s securities; the risk that the Business Combination may not be completed by CEPO’s business combination deadline; the failure by the parties to the Business Combination Agreement to satisfy the conditions to the consummation of the Business Combination, including the approval of CEPO’s shareholders, or any of the PIPE Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEPO’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares or the Pubco Class A Stock; the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan, including Bitcoin-related advisory services and other Bitcoin-related services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Newco, CEPO, Pubco or others following announcement of the Business Combination; and those risk factors discussed in documents of Pubco, Newco, or CEPO filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEPO dated as of January 6, 2025 and filed by CEPO with the SEC on January 7, 2025, CEPO’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q on file, and to be filed, with the SEC and the Proxy Statement/Prospectus that will be filed by Pubco and Newco, and other documents filed by CEPO and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CEPO, Pubco or Newco presently know or that none of CEPO, Pubco or Newco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CEPO, Pubco or Newco assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CEPO, Pubco or Newco gives any assurance that any of CEPO, Newco or Pubco will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by CEPO, Pubco or Newco or any other person that the events or circumstances described in such statement are material.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated July 17, 2025.
99.2	Form of Investor Presentation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CANTOR EQUITY PARTNERS I, INC.

	By:	/s/ Brandon Lutnick
	Name:	Brandon Lutnick
	Title:	Chief Executive Officer

Dated: July 17, 2025